TerreStar Corporation
11700 Plaza America Drive, Suite 900
Reston, VA  20190

September 14, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Application for Qualification of Indenture on Form T-3 of:
TerreStar Corporation (File No. 022-28969),
TerreStar Holdings Inc. (File No. 022-28969-08),
TerreStar New York Inc. (File No. 022-28969-07),
Motient Communications Inc. (File No. 022-28969-06),
Motient Holdings Inc. (File No. 022-28969-05),
Motient License Inc. (File No. 022-28969-04),
Motient Services Inc. (File No. 022-28969-03),
Motient Ventures Holding Inc. (File No. 022-28969-02) and
MVH Holdings Inc. (File No. 022-28969-01)

Ladies and Gentlemen:

Pursuant to Section 307(a) of the Trust Indenture Act of 1939, as amended (the “TIA”), TerreStar Corporation (the “Company”), and each of the other applicants listed above (together with the Company, the “Applicants”) respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Applicants’ above-captioned application for qualification of an indenture on Form T-3, together with all exhibits (the “Form T-3”), immediately or as soon as practicable after the date hereof.

The Applicants submit this request for withdrawal as they do not intend to pursue the contemplated offering of securities under an indenture required to be qualified under the TIA.  The Applicants confirm that no securities have been or will be distributed, issued or sold pursuant to the Form T-3 and that the Form T-3 has not been declared effective by the Commission.

Please send a copy of the order consenting to the withdrawal of the Form T-3 to Douglas Brandon, Chief Legal Officer, General Counsel and Secretary of the Company, at the above-mentioned address, email: doug.brandon@terrestar.com, with a copy to Sarah Schultz, Esq., Akin Gump Strauss Hauer & Feld LLP, 1700 Pacific Avenue, Suite 4100, Dallas, TX 75201, facsimile number (214) 969-4343, email: sschultz@akingump.com.  If you have any questions with respect to this matter, please contact Sarah Schultz, Esq. at (214) 969-2800 or Jeremy B. Smith, Esq. at (212) 872-7408.

[Remainder of page intentionally left blank.]

Very truly yours,

TERRESTAR CORPORATION
TERRESTAR HOLDINGS INC.
TERRESTAR NEW YORK INC
MOTIENT COMMUNICATIONS INC.
MOTIENT HOLDINGS INC.
MOTIENT LICENSE INC.
MOTIENT SERVICES INC.
MOTIENT VENTURES HOLDING INC.
MVH HOLDINGS INC.

By:	/s/ Douglas Brandon
Name: Douglas Brandon
Title: Secretary